Exhibit 99.1

Silence Therapeutics Provides SLN360 and SLN124 Clinical Program Updates

12 January 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today provided the following SLN360 and SLN124 program updates during a presentation at the 41st Annual J.P. Morgan Healthcare Conference:

SLN360 for cardiovascular disease

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The first subjects have been dosed in the SLN360 phase 2 study in high-risk atherosclerotic cardiovascular disease (“ASCVD”). The Company plans to complete enrollment in the study in the fourth quarter of 2023. More information on the trial can be found here.
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Silence expects data from the ongoing phase 1 multiple dose study in subjects with high lipoprotein(a) (“Lp(a)”) and stable ASCVD in the fourth quarter of 2023. In the single dose study evaluating healthy volunteers with high Lp(a), participants who received SLN360 (300 mg and 600 mg doses) saw median maximal Lp(a) reductions of 96% and 98%, respectively.

SLN124 for hematological diseases

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Sites are open for enrollment in the SLN124 phase 1/2 study in polycythemia vera (“PV”). The SLN124 PV study is a two-part study which includes a phase 1 open-label, dose finding study followed by a phase 2 randomized, double-blind, placebo-controlled parallel arm study. More information on the trial can be found here.
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Silence expects data from the ongoing phase 1 multiple dose study of SLN124 in thalassemia patients in the fourth quarter of 2023.

“2023 is poised to be an important and exciting year for Silence,” said Craig Tooman, President and CEO of Silence. “We were pleased to initiate dosing in the SLN360 phase 2 ASCVD study and are very encouraged by the enthusiasm for this program. We also kicked off the SLN124 PV study and look forward to providing further updates as we advance the program this year. We remain very pleased with the prospects for our mRNAi GOLD™ platform.”

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.